SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.° 33.700.394/0001-40 - NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JULY 22, 2005.

VENUE AND TIME: Av. Eusébio Matoso, n.° 891, 4° Floor, in the city of São Paulo, State of São Paulo, at 14:30am.

CHAIRMAN: Gabriel Jorge Ferreira

QUORUM: More than a half of the elected members.

PROVISIONS UNANIMOUSLY APPROVED:

Reference is made to the decision taken by the Board of Directors in the meeting held on July 19, 2005, whereby the issuance by the Company of fixed rate Perpetual Non - Cumulative Junior Subordinated Securities ("Securities"), in the principal amount between two hundred million dollars (US$ 200,000,000.00) and three hundred million dollars (US$ 300,000,000.00) was approved, in accordance with other conditions set forth in the Offering Memorandum.

In this sense, considering the high market demand that was verified regarding the Securities, the Board of Directors has decided to approve the increase in the principal amount of the Securities, which shall be up to five hundred million dollars (US$ 500,000,000.00).

In view of the above mentioned decision, any two Officers of the Company are hereby authorized, as per the Company's By-Laws, to practice any and all acts which shall be deemed convenient, useful or necessary for the effectiveness of the above mentioned issuance of Securities, including, but not limited to, the execution of any and all documents, warnings, statements, letters, instruments and agreements in connection with the issuance and sale of the Securities.

São Paulo, July 22, 2005.

Gabriel Jorge Ferreira	Armínio Fraga Neto

Joaquim Francisco de Castro Neto	Israel Vainboim

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 22, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.